Inn of the Mountain Gods Resort and Casino
P.O. Box 269
Mescalero, New Mexico 88340-0269
tel: 505-464-7777 fax: 505-464-7082 toll free: 1-800-545-9011
www.innofthemountaingods.com
August 11, 2006
VIA EDGAR AND CERTIFIED MAIL
Mr. Jeff Jaramillo
Ms. Linda Cvrkel
Mr. Max Webb—Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3651
Washington D.C. 20549

Re:	Inn of the Mountain Gods Resort and Casino Form 10-K for the fiscal year ended April 30, 2005 File No. 333-113140
Dear Mr. Jaramillo:
     We are in receipt of the letter of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated July 27, 2006 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended April 30, 2005 (the “2005 Annual Report”) of Inn of the Mountain Gods Resort and Casino (the “Company”). For your convenience, we have set forth a recitation of the headings and each of the Staff’s comments in the Comment Letter below (in italics), with our response to each comment directly following the Staff’s comment from the Comment Letter.
2005 ANNUAL REPORT
CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE F-8
     1. We note your response to our prior comment 3. Your referenced disclosure describes cash transactions as follows:
•	Payment of $25.0 million liability settlement,

•	$10.5 million transfer from a restricted cash account described as “construction reserve” to what appears to be a non-restricted cash account described as “construction disbursement account,” and

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
August 11, 2006

•	$3 million cash transfer from a restricted account to an unrestricted cash account upon payment of the $25.0 million settlement amount.
          As it appears that the above items are cash transactions, it is unclear how your referenced disclosure and your response to our prior comment 3 has any relevance to what you describe in your statement of cash flow under the heading “Non-cash investing and financing activities” as a non-cash distribution to Mescalero Apache Tribe for $38.9 million. As previously requested in our prior comment 3, please explain why this transaction is not reflected in your consolidated statement of changes in equity on page F-6 and provide us with and disclose in your financial statements a detailed description of the nature of this transaction. We may have further comments upon receipt of your response.
          Response:
          In your comment letter dated February 27, 2006, your comment number 3 stated:
“3. It is disclosed in your statement of cash flows for the year ended April 30, 2004 that you had a non-cash distribution to Mescalero Apache Tribe for approximately $38.9 million in 2004, however this transaction is not reflected in your consolidated statement of changes in equity on page F-6. In this regard, considering the significance of this transaction, please provide us with and disclose in a note to your financial statements in future filings a detail description of the nature of this transaction. Additionally, tell us why this transaction was not reflected in your statement of changes in equity or revise future filings accordingly. We may have further comments upon receipt of your response.”
          Our Response to that Comment in our letter to you dated June 12, 2006 was as follows:
     “The Company shall, in its future filings, undertake to expand its disclosure if required. The nature and description of this transaction was disclosed on page 17 of the Company’s Form 10-K for the period ending April 30, 2004 as follows:
          As of April 30, 2004, we had approximately $38.7 million ($35.7 million in the construction reserve account and $3.0 million in another restricted account) reserved to pay for the $47.5 million we accrued as a liability on our financial statements for revenue sharing fees and other regulatory fees under the 1997 Compact. We will provide the $25.0 million settlement amount from funds in the construction reserve account. Upon payment of the $25.0 million settlement amount, approximately $10.7 million (the difference between the $35.7 million deposited in the construction reserve account to settle the 1997 Compact dispute and the settlement amount of $25.0 million) will be transferred from the construction reserve account to the construction disbursement account. In addition, upon payment of the $25.0 million settlement amount, the additional $3.0 million we have reserved to pay for our accrued liability relating to

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
August 11, 2006

the 1997 Compact, currently held in a restricted account, will become unrestricted cash. The settlement with the State of New Mexico will have no effect on our cash flows and will be reflected in operating costs and expenses as a settlement of revenue sharing and regulatory fees in the consolidated statements of income and regulatory fees paid in advance through 2005 will be recorded as a prepaid expense in the consolidated balance sheets.
          We did not reference this item in subsequent filings because the cash distributions to pay the $25 million settlement under the 1997 Compact to the State of New Mexico from the construction reserve account, the $10.5 million distribution from the construction reserve account to the construction distribution account and the $3 million transfer from the reserved account to a general unrestricted account were a non-recurring, non-operating payments.”
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          We have investigated this matter and have concluded that the non-cash distribution to Mescalero Apache Tribe for approximately $38.9 million in 2004 was incorrectly included in the 2004 financial statements and should be removed. No other changes were noted in connection with this matter.
          Upon researching this matter we reviewed all the filings made in connection with the bond offering (S-4 filed in 2004 which included the 2001, 2002 and 2003 audited financial statements). The Company’s S-4 was reviewed by the SEC. In the initial S-4 filing, the Company reported an “Advance from the Mescalero Tribe” totaling approximately $39 million. In response to a comment by the SEC on the S-4 (see comment and response below), the Company reclassified this related party receivable into equity. Because the filing of the final S-4 was delayed until mid-2004, the final S-4 and the 2004 10-K were filed in a close timeframe. The 2004 financial statements were not correctly revised to exclude this “non cash distribution” from the supplemental disclosure at the bottom of the 2004 statement of cash flows (SOCF). It was originally included in the SOCF because the “advance” was forgiven in FY 2004. But because the amount was reclassified to equity in 2003, the disclosure of this non cash distribution in 2004 was incorrect.
          For additional context and clarification and context, below we have provided the SEC’s original comment and the Company’s response dated April 22, 2004:
          40. Please classify the “Advances to Mescalero Tribe” as a deduction of contributed capital. By analogy, refer to the guidance contained in SAB Topic 4-G.
          Our response to comment 40 above was as follows:
          “We have complied with the Staff’s comment. “Advances to Mescalero Tribe” are now classified as a deduction of contributed capital in accordance with SAB Topic 4-G.

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
August 11, 2006

Corresponding changes to the Statement of Changes in Equity, Statements of Cash Flows and related footnotes have been made. Please see pages F-, F-, F-6 and F-8 of the Prospectus.”
GENERAL
          2. We note from your response to our prior comment 4 and your supplemental response letter dated July 12, 2006, that along with the compensated absence sick leave error of $1,000,000 you have also discovered additional errors for capital leases, depreciation, interest expense, and tax liabilities. In addition, you state that these errors are immaterial and that no financial statements restatement is necessary in the years affected; and that recording these adjustments in your current fiscal year ended April 30, 2006 would not be material to your financial statements as a whole. In this regard, please include in your financial statements to your Form 10-K for the fiscal year ended April 30, 2006, which will be filed in the future, a detail discussion for each error including, but not limited to the nature, amount, your basis for concluding that the amount is immaterial to the periods affected, and your basis for concluding that recording each error in your fiscal year ended April 30, 2006 financial statements will not have a material impact on the related financial statements. You should consider using tables to disclose each error and the effects each error would have had on each period presented in your balance sheets, statement of operations, statements of equity and statements of cash flows. Alternatively, restate your financial statements presented in your Form 10-K for the fiscal year ended April 30, 2006 and provide the disclosures required by paragraph 37 of APBO No. 20. Furthermore, your auditors should consider revising their independent audit report to recognize the error correction through the addition of an explanatory paragraph pursuant to paragraph 12 of SAS AU Section 420. We may have further comments upon receipt of your response.
          Response:
          (a) With regard to sick leave, we have investigated this matter and have come to the conclusion the sick leave in accordance with SFAS 43 should not be accrued.
          Paragraphs 6, 7, 15 and 16 of SFAS 43 provide as follows:
“6. An employer shall accrue a liability for employees’ compensation for future absences if all of the following conditions are met:
a. The employer’s obligation relating to employees’ rights to receive compensation for future absences is attributable to employees’ services already rendered,
b. The obligation relates to rights that vest or accumulate,
c. Payment of the compensation is probable, and

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
August 11, 2006

d. The amount can be reasonably estimated.
If an employer meets conditions (a), (b), and (c) and does not accrue a liability because condition (d) is not met, that fact shall be disclosed.
7. Notwithstanding the conditions specified in paragraph 6, an employer is not required to accrue a liability for nonvesting accumulating rights to receive sick pay benefits (that is, compensation for an employee’s absence due to illness) for the reasons stated in paragraph 15.
15. Notwithstanding the Board’s conclusion that accrual of a liability for the probable payment of accumulated unused sick days is appropriate under the liability definition in the elements Exposure Draft, the Board was influenced by respondents’ comments that the amounts involved generally would not be large enough to justify the cost of computing the probable payments for nonvesting accumulating sick pay benefits. The Board concluded that accrual should not be required for an obligation related to employees’ accumulating rights to receive compensation for future absences that are contingent on the absences being caused by an employee’s future illness because, in the Board’s judgment, the lower degree of reliability of estimates of future sick pay and the cost of making and evaluating those estimates do not justify a requirement for such accrual. Furthermore, the Board believes that the probable payments for accumulating sick pay benefits rarely would be material unless they vest or are otherwise normally paid without an illness-related absence (as discussed in the following paragraph), in which cases the benefits would not be dependent on an employee’s future illness and the criteria of paragraph 6 would apply. On the other hand, this Statement does not prohibit an employer from accruing a liability for such nonvesting accumulating sick pay benefits, providing the criteria of paragraph 6 are met.”
The Company’s policy had been that the sick leave accrued at a rate based upon seniority with the Company. In actual practice, the employees of the Company have not been compensated for unexcused absences in lieu of sick leave and they have not been paid for unused and accrued sick leave if they left the employ of the Company. In addition, in actual practice, employees were required to be in good standing with the Company to take sick leave. Because of these practices, the Company believes that sick leave should not have been accrued by the Company and is in compliance with SFAS 43, paragraph 7. Future issues with regard to our sick leave policy should not be applicable because the Company terminated its sick leave policy effective April 30, 2006 and replaced the policy with a combined Paid Time Off Policy.
     (b) With regard to accrued interest, we incorrectly notified you we did not accrue interest expense from the effective date of our bonds, being November 1, 2003 through November 15, 2003. Upon further investigation, we concluded that no errors had been made regarding this matter. Thus our financial statements which are on file with the SEC and included in our Annual Report on Form 10-K for the periods ended April 30, 2004 and 2005 are correct with regard to this matter.

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
August 11, 2006

     (c) Regarding tax liabilities, the Company failed to accrue and pay certain amounts of federal and state employment and withholding taxes for the 4th Calendar Quarter of 2005. The Company has filed employment tax returns and paid the principal amount of withholding and employment taxes with such returns in May of 2006. The Internal Revenue Service, together with the State of New Mexico, imposed interest and penalties of approximately $770,000 during the second quarter of the Company ending October 31, 2005. The Company is negotiating with the IRS and the Department of Revenue of New Mexico regarding the payment of such interest and penalties and the waiver of certain of these penalties. The Company paid and expensed the payment of the actual withholding and employment taxes in the 1st Quarter on its Form 10-Q for the period ended July 31, 2005, and have since properly accrued the interest and penalties for each of the subsequent quarters and for the fiscal year ended April 30, 2006.
     (d) As previously set forth in our correspondence to the SEC, the Company discovered several errors to the fixed assets and capital equipment loan accounts. The errors consisted of management failing to report its lender funding two equipment loans on April 25, 2005 as opposed to May, 2005 as set forth in the footnotes to the April 30, 2005 financial statements. This resulted in an understatement of fixed assets of $5.7 million and an understatement on the financial statements of capital equipment loans by the same amount. The use of the credit facility was planned and disclosed in the April 30, 2005 footnotes; however it was not known that the first two draws occurred on April 25, 2005, from the lender directly to the equipment vendors. As was noted in the April 30, 2005 Form 10-K filing, Phase 2 of the Project was completed on March 15, 2005. All of the equipment was in service, but much of it had not been invoiced or paid for. Following discovery of the errors management conducted an extensive review and cross-checking of the Company’s equipment loan agreements, depreciation spreadsheets, and wire transfers initiated by our equipment lender as of April 30, 2005, in addition to our July 31, 2005 period to assess the materiality of the required adjustments to our fixed assets and capital equipment loan accounts opening balances. Additionally, management considered the effect of these adjustments on the items in the financial statements and the effect the adjustments in those items would have on a reasonable person reading our financial statements. Based upon this assessment, management has determined that a reasonable person reviewing the financial statements in our last annual report could continue to rely on our previously issued financials statements, that the adjustments are immaterial and our financial statements need not be restated.
     Management’s assessment noted above is based on an evaluation of the materiality of the adjustments under the above standard and the criteria set out in SEC Staff Accounting Bulletin: No. 99 — Materiality. The errors discovered in our review resulted in an adjustment of 2% to Long-Term Fixed Asset accounts and 2.8% to Liability/Loan accounts, which management feels quantitatively are immaterial. Additionally, these entries had no effect on the Company’s EBITDA, Net Income, Cash, Cash Flow, Current Ratios and Liquidity, bond restrictions or covenants.

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
August 11, 2006

     The Company made appropriate financial adjustments as of May 1, 2005 for the period ended July 31, 2005 on its Quarter Report on Form 10-Q and on its Annual Report on Form 10-K for the period ended April 30, 2006.
     (e) In addition to the under reporting of the payment and recognition of Fixed Assets by the Company, the Company discovered in its subsequent reviews that many of the assets were booked to the building line, when in fact, following its detailed review of invoices and supporting documentation, approximately $6 million were shorter-lived assets, including gaming, kitchen, surveillance and computer equipment. This resulted in no change to the gross asset values, and only a nominal, change in depreciation due to the shorter lives.
     The Company made appropriate depreciation adjustments as of May 1, 2005 for the period ended July 31, 2005 on its Quarter Report on Form 10-Q and have properly reflected the deprecation and assets values on its annual report on Form 10-K for the fiscal year ended April 30, 2006.
     The Company hereby acknowledges that:
          - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This correspondence is being effected by direct transmission to Operational EDGAR System of the SEC and by certified mail to you. If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Lance Kintz
Lance Kintz
Chief Financial Officer